FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 6, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on November 6, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reported the completion of due diligence and the execution of binding legal agreements to sell Maseve Investments 11 Proprietary Limited (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately US$74.0 million, payable as to US$62.0 million in cash and US$12.0 million in RBPlat common shares. The Company first reported the details of this transaction in a news release dated September 6, 2017. The proceeds of the Maseve sale will be used to pay down a substantial portion of the Company’s debt.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced the completion of due diligence and the execution of binding legal agreements to sell Maseve Investments 11 Proprietary Limited (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately US$74.0 million, payable as to US$62.0 million in cash and US$12.0 million in RBPlat common shares. The Company first reported the details of this transaction in a news release dated September 6, 2017. The proceeds of the Maseve sale will be used to pay down a substantial portion of the Company’s debt.

RBPlat is to pay Maseve an initial US$58.0 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine. A deposit in escrow was paid by RBPlat in the amount of ZAR 41,367,300 (US$3.0 Million equivalent) on October 9, 2017. Closing of this first step is subject to certain conditions, including RBPlat shareholder approval at a meeting scheduled for November 30, 2017 and the approval of the South African Competition Commission. Closing of the second step, to acquire 100% of the issued equity in Maseve by way of a scheme of arrangement for US$4 million in cash and approximately US$12 million in RBPlat ordinary shares, is conditional upon the first step described above being completed, and is subject to certain requirements, including the approval of the South African Department of Mineral Resources and the approval, or confirmed obligation, of Maseve’s 17.1% minority shareholder.

Looking forward the Company plans to focus on its large-scale Waterberg project, a palladium dominant development asset where the Company has established mineral reserves and resources. The Company recently sold an 8.6% interest in Waterberg to Impala Platinum Holdings Ltd. for US$17.2 million as part of a transaction where Impala bought an aggregate 15% interest in Waterberg for US$30.0 million.

About Platinum Group Metals Ltd.

Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. Platinum Group is partnered at Waterberg with the Japan Oil, Gas and Metals National Corporation, Impala Platinum Holdings Ltd. and Mnombo Wethu Consultants (Pty) Ltd., an empowerment partner.

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of the Maseve Sale Transaction as described herein; the Company’s intended use of proceeds derived from the Maseve Sale Transaction; and the Company’s plans following the Maseve Sale Transaction. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain required government approvals, satisfy other closing conditions and consummate the Maseve Sale Transaction; potential delays in the foregoing; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Maseve Sale Transaction; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

November 29, 2017